EXHIBIT 12

Kulicke and Soffa Industries, Inc.

Fixed Charge Coverage Ratio Calculation

Dollars in thousands

		2002	2003	2004	2005	2006	Nine mos 2007
Rental expense excluding Test		7,057	6,129	4,243	3,698	3,455	4,191
% Interest	33.33%	2,352	2,043	1,414	1,233	1,152	1,397

Interest expense		18,174	17,431	10,466	3,806	3,126	1,952

Amortization of Bond Discount (included in interest expense)		—	—	—	—	—	—

Total Fixed Charges		20,526	19,474	11,880	5,039	4,278	3,349

Income (loss) from continuing ops before tax		(142,154)	(22,814)	82,300	38,173	86,821	9,301

Fixed charges		20,526	19,474	11,880	5,039	4,278	3,349
Loss on Joint Ventures		—	—	—	—	—	—

		(121,628)	(3,340)	94,180	43,212	91,099	12,650

Ratio of earnings to fixed charges		n/a	n/a	7.93x	8.58x	21.30x	3.78x

Additional earnings for ratio of 1:1		$142,154	$22,814	n/a	n/a	n/a	n/a